

MASTERWORKS

Lynne Mapp Drexler

63.6%

Price Growth of Similar Works (2022-2024)

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Historical Context of Similar Works

63.6% Price Growth (2022-2024)

Since 2022, there has been increased attention to Drexler's works in the auction market. Similar works from this period have shown consistent activity, with data indicating a 63.6% increase between 2022 and 2024.



$600K
$400K
$200K
0
7/1/2022
1/1/2023
7/1/2023
1/1/2024
7/1/2024

Recent Market Activity

$135k → $5.2M

Annual auction data shows significant developments in Drexler's market presence. Total auction activity increased from $135k in 2021 to $10.9M in 2022. This activity continued through 2023 and 2024, with totals of $11.3M and $5.2M respectively.

71.7% Annual Growth of Record Price

2012-2024



$1.2M
$1.0M
$0.8M
$0.6M
$0.4M
$0.2M
0
2012
2014
2016
2018
2020
2022
2024

Recent Success

Continuously Setting New Auction Records

The most recent auction season included a new top result for Drexler's work. Her painting Airlee sold for $1.56M (including buyer's premium).



#1 Auction Price

$1.56M (2024)

Sotheby's NY



#2 Auction Price

$1.50M (2022)

Christie's NY



#3 Auction Price

$1.38M (2023)

Christie's NY

99% PROGRESS

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Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Progress reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

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